UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

RESULTS

Santander

2ND QUARTER 2022
(BR GAAP)



Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Agenda

1. **Strategic Update**
2. 2Q22 Results Highlights
3. Takeaways


Santander

Growth-oriented culture and profitability, with the capacity to antecipate trends



Risk management culture with positive results following model upgrades

NPL 90 days: 2.9%
Stable QoQ
+0.65 p.p. YoY

NPL 15-90 days: 4.2%
Stable QoQ
+0.88 p.p. YoY

Improving balance sheet strength

64%
collateralized individuals loan portfolio

Consumer Finance

46%
LTV auto portfolio Jun/22

+19%
Auto origination QoQ

Mortgages

~R$1 billion
Total loan granting Jun/22

Home Equity

20%
Market share May/22

Efficiency ratio

2nd best level in our history

33.9%
-2.2 p.p. QoQ

ROAE **20.8%**
+0.2 p.p. QoQ

We are committed to being the...

Best consumer company in Brazil

Supported by four strategic pillars:

- **Customer Centricity**
- **Sales Channels** Distribution
- **Innovation** and Profitability
- **Culture** People


Santander

Loyal customer base expansion as a pillar for profitability



Customers
(million)



50.2
54.8
56.1
+12% YoY
29.0
30.6
31.1
+7% YoY
7.1
8.3
8.5
+19% YoY
Jun/21
Mar/22
Jun/22
Total
Active Customers
Customers with 6 or more products

Revenues
(total)

+26% YoY

+28% YoY

+22% YoY

Revenue from loyal customers is 5x higher than non-loyal customers

Greater recurrence of our services

Adoption of dynamic and personalized pricing

+70%

of our **offerings** are tailored to the customer's profile

38%

Share of wallet in loans to individual loyal customers

+1.8x vs non-loyal customers

Simplifying offer and processes

Cloud expansion **capability**

81%
of our operations run on the Cloud

Fast delivery
Lead time

Mortgage loan granting	**Agribusiness loan granting**
-34% YoY (from 24 to 16 business days)	**-23%** YoY (from 15 to 12 business days)

Cost to serve
Digital customer
R$/month


42.0
32.9
28.3
20.1
Jun/19
Jun/20
Jun/21
May/22

-29% YoY


EXPE
RIEN
CE

Focused on providing the **best customer experience**


SX

Recognized as the best consumer company in the attendance category by Consumidor Moderno magazine

1st bank in the attendance category for low-income customers, according to an IBOPE survey

Giving a new meaning to the middle and high-income segments, with a new value offering for these customers

NPS: 55 points[1]

Mortgage
81 points[2]

Credit Cards
84 points[2]

[1] In 2Q22 [2] Customers acquired in the quarter

Sales Channels
experience, integration, availability and reach

Multichannel index[1] of loyal customers
97%

Physical Channel — Digital Channel — Remote Channel — External Channel





Physical Channel
+3,000 stores

15 million store visits/month

Increasing presence in a plural and diverse Brazil

Increased stores availability

Extension of customer service hours

Bank to Go

90,000 contracts in 6 months[2]

Ambition: +200,000 contracts in 2022

Store **revenue growth**

+29% YoY
New stores[3]

+8% YoY
Mature stores

Expansion into **strategic regions**



Midwest, North and Northeast

Specialty stores, based on each customer's profile

+27% YoY
Average revenue/month

+27 stores opened through Jun/22

Ambition of 70 new stores in 2022

[1] Loyal customers who have used more than two channels over the last 90 days [2] Disregarding account openings [3] New stores opened over the last 2 years

Available whenever and wherever **customers want**

Physical Channel · Digital Channel · Remote Channel · External Channel

Digital Channel
Our Apps

537 million visits/month[1] › **11.5 million** new contracts in 2Q22 (+22% YoY)

Improved self-service

GENT&

+2.2 million customers served/month, including **34%** via WhatsApp

34% reduction in call center service


Fique de olho!
Em maio você gostou R$278,00 em Restaurantes
Cartão de Crédito
Gasto médio mensal

Personalized financial guidance[2], bringing us even closer to the customer

+7.6 million/month of recommendations on consumption awareness based on artificial intelligence

Remote Channel
Sales and post-sales hub

SX NEGÓCIOS

+11.4 million queries /month › **~700,000** business generated/month › **+2x** YoY

Customer requests resolved during the call: **81%** Jan/21 · **92%** Jun/22 › Ambition: **95%** Dec/22

50% of services are provided outside of regular business hours

External Channel
Accelerating our expansion

Sales points in **2,037** locations › representing **37%** of all Brazilian municipalities

Launch of the **external sales portal**

R$ 1.3 billion Loan volume/month

[1] Santander Portal, Internet Banking, App, and Way [2] Santander APP for individual customers

New markets and service innovation

helpS

Assistance service for...

Car › Home › Bike › Pet

+**20,000** contracts since launch

and expanding to:

Gamers/ Tech in Aug/22 › Motorcycle in Sep/22

Santander AAA

We will increase the number of advisors on our platform from 350 to 1,350, with a unique advisory model enhancing benefits for advisors and customers

TORO

Customer and transactionality growth

+1 million (+100% YoY) total customers

+14 million (+80% YoY) transactions in 2Q22

+5.5 million (+150% YoY) unique visits/month

SX INTEGRA

Ambition of being the benchmark digital platform for simplified purchase of products and services by companies

We have already cemented our position as the market's leading electronic portal for prepayment of receivables

Portfolio expansion toward new solutions, capturing the entire cycle

In three months:

+5,000 active customers

+30,000 confirming operations

R$ 3 billion prepayment of receivables per month

~R$ 20 million revenues/month

Agro Ecosystem

R$ 31 billion (+33% YoY) total portfolio[1]

WayCarbon

Latin America's largest technical consulting firm specializing in climate change › Focus on origination of carbon credit projects › **+800** sustainable initiative projects f or more than **400** companies › Serving **75%** of ISE-listed companies

[1] Febraban portfolio, considering loans, Agro bonds + Rural CDI



Unique culture

Promoting **empowerment, meritocracy and diversity**

Employee engagement

eNPS[1] 75 points in July 2022

Top leadership proximity

- **Horizontality** as a key component of our culture
- **Leadership** present on the front lines
- **Field visits** for all functions and across Brazil
- **On-site** observation of sales and service realities
- Monthly live streams with **40,000 +** people

Diversity and inclusion

July 2022

28% Black Employees (+1.3 p.p. Jul/22 vs Jul/21)

31% Women in leadership roles (+1.6 p.p. Jul/22 vs Jul/21)

53% Female Employees

Protagonism to knowledge

72% internal courses taught by our own employees

High attendance with **98%** certified employees

1 eNPS (Employee Net Promote Score) – measurement of employee satisfaction level

ESG ingrained into our culture through solid initiatives



Environmental

Benchmark in sustainable businesses

R$ 15.3 billion in Jun/22
social and environmental business enabled

Creation of a **Green Finance** structure with a local and global focus

Net Zero
Carbon Neutral since 2010
80% of internal consumption from renewable energy (ambition of 100% by 2025)

Net Zero Ambition by 2050

Social

Focus on **inclusion**

+116,000 higher education scholarships awarded since 2015

Prospera Microfinance
Financial inclusion

R$ 2.2 billion portfolio (+43% YoY)

+790,000 active customers (+27% YoY)

+200 agents › **1,400** sales agents by Dec/22

+36% portfolio by 2023

Governance

ESG Management best practices

Recognized as the **ESG Best** in the Financial Services category by EXAME magazine

27% female members on the Board of Directors

New Social, Environmental and Climate Responsibility Policy ("PRSAC")

Access the 2021 ESG and Climate Action Report (GRI)

Agenda

1 Strategic Update

2 **2Q22 Results Highlights**

3 Takeaways



Results

(R$ million)	2Q22	2Q22 x 1Q22	1H22	1H22 x 1H21
Net Interest Income	12,775	-8.3%	26,713	-0.5%
Fees	4,882	5.7%	9,499	4.8%
Total Revenues	**17,657**	**-4.8%**	**36,212**	**0.8%**
Allowance for Loan Losses	-5,745	24.6%	-10,357	59.7%
General Expenses	-5,431	-1.9%	-10,966	8.4%
Others	-1,585	-44.0%	-4,413	-28.5%
Profit Before Taxes	**4,895**	**-12.3%**	**10,476**	**-20.3%**
Taxes and Minority Interest	-811	-48.5%	-2,387	-52.4%
NET PROFIT	**4,084**	**2.0%**	**8,089**	**-0.5%**

	Efficiency Ratio	Recurrence Ratio	ROAA	ROAE
2Q22	**33.9%** -2.2 p.p. QoQ	**89.9%** +6.4 p.p. QoQ	**1.7%** 0.0 p.p. QoQ	**20.8%** +0.2 p.p. QoQ
1H22	**34.9%** +0.9 p.p. YoY	**86.6%** -3.0 p.p. YoY	**1.7%** 0.0 p.p. YoY	**20.7%** -0.3 p.p. YoY

Bis Ratio

14.2%

CET1

11.1%

NII

customer NII grows in the year and quarter. Market NII impacted by negative sensitivity to upward yield curve movements

(R$ million)	2Q22	2Q22 x 1Q22	1H22	1H22 x 1H21
Customers	**14,288**	***3.1%***	**28,142**	***28.9%***
Product NII	13,546	*2.9%*	26,707	*24.0%*
Volume	473,228	*0.4%*	472,190	*8.3%*
Spread (p.a.)	11.5%	*0.15 p.p.*	11.4%	*1.44 p.p.*
Market activities	**(1,513)**	***n.a.***	**(1,429)**	***n.a.***
Net Interest Income	**12,775**	***-8.3%***	**26,713**	***-0.5%***

Net interest income
(R$ million)



Spread (p.a.)
Market Activities
Customers NII
10.0%
9.9%
11.3%
11.5%
2,738
2,286
84
(1,513)
10,687
11,138
13,854
14,288
3%
1Q21
2Q21
1Q22
2Q22

Portfolio

expanded over 12 months, lead by retail

(R$ million)	Jun/22	Jun/22 x Mar/22	Jun/22 x Jun/21
Individuals	216,389	1.9%	14.0%
Consumer finance	65,690	1.3%	5.6%
SMEs	62,656	1.2%	6.7%
Corporate	123,802	6.6%	-4.1%
Total[1]	**468,538**	**2.9%**	**6.5%**
Other transactions[2]	74,439	11.5%	5.6%
Expanded portfolio	**542,977**	**4.0%**	**6.4%**



(R$ billion)
+7%
+3%
439.8
455.2
468.5
13.4%
13.6%
13.4%
29.3%
25.5%
26.4%
14.1%
14.2%
14.0%
43.2%
46.7%
46.2%
Jun/21
Mar/22
Jun/22
Individuals
Consumer Finance
Corporate
SMEs
64%
Portfolio Jun/22
Collateralized individuals loan portfolio + Payroll loans/
overall individuals loan portfolio

Liquidity/funding

continually improving



(R$ billion)
+12%
+6%
468.3
494.6
523.7
42.2
42.2
41.3
286.4
283.8
308.5
64.7
62.9
61.4
75.0
105.7
112.4
Jun/21
Mar/22
Jun/22
Loan to deposit
89.5%
-4.4p.p. YoY
Demand Deposits
Saving Deposits
Time Deposits
Financial bills and Others[3]

Capital



14.7%
14.7%
14.2%
12.6%
11.7%
11.1%
Jun/21
Mar/22
Jun/22
BIS Ratio
CET1

[1] Disregarding exchange rate fluctuations, the total loan portfolio would have increased by 2.1% QoQ and 6.1% YoY. Meanwhile, the corporate portfolio would have expanded by 3.8% QoQ and decreased by -5.3% YoY. [2]Including debentures, credit rights investment funds ("FIDC"), real estate receivables certificates ("CRI"), promissory notes international distribution, promissory notes and guarantees. [3]Including debentures, real estate credit notes ("LCI"), agricultural credit notes ("LCA"), secured real estate notes ("LIG") and certificates of structured operations ("COE")

Fees

stronger transactionality and loyalty, highlighted by cards

(R$ million)	2Q22	2Q22 x 1Q22	1H22	1H22 x 1H21
Cards	1,402	5.5%	2,731	24.9%
Current account	972	1.5%	1,931	0.3%
Insurance	829	11.5%	1,573	-5.4%
Asset management and "Consórcios"	334	3.7%	656	-2.5%
Lending operations	368	10.2%	702	-6.5%
Collection services	357	-1.3%	719	-3.2%
Securities brokerage and placement	397	6.8%	770	7.0%
Others	222	12.7%	419	2.5%
Total	**4,882**	**5.7%**	**9,499**	**4.8%**

Revenues Fees
(R$ million)



+6%
4,367
4,700
4,617
4,882
1Q21
2Q21
1Q22
2Q22

Costs

dropped by 2% in the quarter, remaining below inflation in the year

General expenses

12-Month **Inflation at 11.9%**

(R$ million)	2Q22	2Q22 x 1Q22	1H22	1H22 x 1H21
Personal	2,390	-4.1%	4,883	11.9%
Administrative	2,386	0.0%	4,774	5.5%
Depreciation and Amortization	655	0.2%	1,309	7.1%
Total	**5,431**	**-1.9%**	**10,966**	**8.4%**

Efficiency Ratio



34.3%
33.8%
36.0%
33.9%
1Q21
2Q21
1Q22
2Q22

Portfolio quality

stable NPL levels in the quarter

NPL Ratios



15 - 90 Days
5.8%
4.2%
4.2%
2.7%
1.9%
1.1%
4.8%
3.3%
1.5%
5.0%
3.4%
1.2%
5.0%
3.5%
1.4%
5.9%
4.2%
1.9%
5.9%
4.2%
1.9%
2Q19
2Q20
2Q21
3Q21
4Q21
1Q22
2Q22



90 Days
3.9%
3.0%
1.8%
3.5%
2.4%
1.2%
3.2%
2.2%
1.1%
3.3%
2.4%
1.3%
3.6%
2.7%
1.3%
4.0%
2.9%
1.4%
4.1%
2.9%
1.1%
2Q19
2Q20
2Q21
3Q21
4Q21
1Q22
2Q22
Individuals
Total
Corporate & SMEs

Allowance for loan losses (R$ million) **and Cost of credit** (%)



CC 3 months
CC 12 months
2.6%
2.7%
3,161
3,914
-753
1Q21
2.7%
2.6%
3,325
4,071
-746
2Q21
3.5%
3.0%
4,612
5,352
-740
1Q22
4.3%
3.4%
5,745
6,469
-724
2Q22
Provisions for loan losses
Recovery of written-of loans
Cost of Credit (CC)

Coverage Ratio

Over 90 days



263%
2Q21
215%
1Q22
224%
2Q22

Agenda

1 Strategic Update

2 2Q22 Results Highlights

3 **Takeaways**


Parada Santander

Takeaways


Santander

1 Ambition to build the **Best Consumer Company in Brazil**

Customer centricity

(i) strong emphasis on the entire customer experience, from sales to after-sales

(ii) focus on base loyalty as a growth lever

(iii) simplifying offer and processes, with a lower cost of serving

(iv) operating across all segments

Sales channels

developing the best and most comprehensive distribution platform on the market:

(i) physical channel: accelerating volumes with 70 new stores and Bank to Go. Extended service hours

(ii) digital channel: expansion in volume and offerings

(iii) remote channel: doubling business volume YoY, while boosting customer service resolution

(iv) external channel: poised for annual triple-digit growth

Innovation and Profitability

are core elements of the culture:

(i) helpS, our assistance business

(ii) AAA advisory platform

(iii) SX Integra, receivables prepayment platform

(iv) Toro in consolidation phase

(v) WayCarbon, a major route for net zero and carbon neutrality

Culture People

(i) horizontality and proximity are paramount to management

(ii) a culture of innovation where everyone has a business mindset

(iii) certification, training, diversity, and ESG are key elements of the culture

2 **Profitability and efficiency** at 20.8% e 33.9%, respectivamente

3 **High commercial activity and loyalty,** fueled by cards and collateralized transactions among individuals; Corporate customers are beginning to regain momentum

4 **Loan quality** deteriorating within expected range. NPL ratios reinforce this assessment of the portfolio

5 **Maintaining the growth agenda**, with further countryside expansion and penetration in all layers of society